Mail Stop 6010
Via Facsimile and U.S. Mail

June 29, 2007

Mr. Ronald R. Helm
Chief Executive Officer
Pacific Biometrics, Inc.
220 West Harrison Street
Seattle, Washington 98119

Re: **Pacific Biometrics, Inc.**
Form 10-KSB for fiscal year ended June 30, 2006
File No. 000-21537

Dear Mr. Helm:

We have reviewed your March 30, 2007 response to our March 2, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for fiscal year ended June 30, 2006

General

1.   For each of your responses, please indicate more clearly the new disclosure that your propose to include in future filings.

Management's Discussion and Analysis

Results of Operations for the fiscal years ended June 30, 2006 and 2005 (Restated), page 25

2.   Please refer to prior comment two. Your proposed new disclosure does not adequately explain why laboratory expense and cost of goods sold as a percent of revenues decreased from 76% of revenues in 2005 (Restated) to 48% of revenues

in 2006. Please explain to us in disclosure-type format why laboratory expense and cost of goods sold decreased as a percentage of revenues. You indicate that except for rent, utilities and taxes, all costs in laboratory expense and cost of goods sold were variable in 2006 and 2005. However, you experienced a significant improvement in gross margin over this two year period. Please explain this apparent inconsistency in a disclosure-type format.

Earnings before Taxes, Interest, Depreciation, and Amortization (EBITDA), page 29

3.   Please refer to prior comment three. We do not believe that you have sufficiently justified the use of the EBITDA metric. If you cannot demonstrate to us in disclosure-type format that the financial impact of depreciation, amortization, interest expense, and income taxes will disappear or become immaterial within a near-term finite period or if you are not otherwise able to demonstrate the measure has a substantive use to investors, discontinue use of your EBITDA metric in future filings.

Financial Statements

Notes to Financial Statements

Note 16 - Restatement, page F-23

4.   Please refer to prior comment four. Your statements that "the restatement was not the result of a failure of internal control" and that "no material weakness has been revealed" appear to be inconsistent with your hiring of new auditors and a new controller. Please tell us the factors that you considered in assessing the effectiveness of your internal control over financial reporting and the changes made in your internal controls due to the restatement. If you believe that you have not made any changes that are "reasonably likely to materially affect internal control over financial reporting", please describe the other factors that you considered in concluding that accounting errors similar to those that were corrected in the restatement are not reasonably likely to occur.

5.   We are considering your response to prior comment five. Please expand your explanation of the restatement in disclosure-type format to address the following issues:

- Your calculation of the compound embedded derivative liability does not appear to conform to SFAS 133 because it appears to represent the sum of a value for the beneficial conversion feature and a fair value for warrants rather than a single calculation of a fair value for the embedded derivative. Explain how your calculation of the embedded derivative liability conforms to the guidance in SFAS 133.

- Your consolidated statement of operations shows both an amortization of the beneficial conversion feature and warrants and changes in fair value for the derivative liability. Explain your technical basis for recognizing both a beneficial conversion feature and derivative liability in connection with the Laurus Notes.
- You state in your response that you have added the fair value of the warrants to the face value of the convertible notes. Explain your technical basis for this accounting treatment.
- You state that the compound embedded derivative liability equals the sum of the "Derivative Liability-BCF and Derivative Liability Warrants." However, the corresponding amounts on your consolidated balance sheet at June 30, 2005 appear to differ. Explain this apparent inconsistency.
- For each of the Laurus Notes, quantify the gross and net proceeds of the notes, the fair value of the warrants, the amount of the beneficial conversion feature and the compound embedded derivative liability. Describe how you determined the amount for the beneficial conversion feature. Explain why the sum of the secured convertible notes, the compound embedded derivative liability and the warrants appeared to exceed the face value of the Laurus Notes at June 30, 2005.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant